Exhibit 99.1

New York, NY – November 4, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group” or “the Company”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, provided an update on its business performance and reaffirmed its 2022 guidance.

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Super Group maintains its outlook for 2022 and is reiterating previously stated guidance on its Revenue and Adjusted EBITDA of between €1.15 billion and €1.28 billion, and €200 million and €215 million, respectively.

•	The acquisition of Digital Gaming Corporation is expected to close in January 2023, enabling Super Group to enter the U.S. online sports betting and gaming markets.

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On September 1, 2022, Super Group acquired a majority stake in Jumpman Gaming Limited (“Jumpman”), a profitable UK-focused online casino business. For the month of September 2022, Jumpman contributed approximately €7 million of Net Revenue as well as positive EBITDA towards Super Group’s financial results for the third quarter of 2022. This acquisition provides additional opportunities for Super Group in the UK, as well as other international markets into which Jumpman can expand using its proprietary technology. Super Group’s previously stated financial guidance for 2022 does not include the results of Jumpman.

•	Betway and Spin successfully transitioned its businesses over to the Ontario-regulated markets during the second half of 2022, in-line with the Company’s expectations.

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Betway is in financial discussions with long-term partner and key supplier Apricot, its sportsbook provider for a number of jurisdictions in which they operate outside Africa. As such, Super Group is considering an arrangement that would materially increase the dedicated development resources available to Betway as its exclusive licensee of its sportsbook. This involves increasing the spending and investment in software development for the next several quarters, a portion of which may be as a loan to Apricot not to exceed €43 million to cover the substantial resources dedicated to Betway. In connection with this additional spending, Super Group and Apricot have begun discussions oriented towards the possibility of Super Group obtaining full ownership of its sportsbook through an option to purchase a copy of the underlying technology in the future. These discussions are in their early stages and Super Group cannot give any assurance on reaching binding terms.

Neal Menashe, Chief Executive Officer of Super Group, stated, “We are taking steps to strengthen Super Group, simplify the capital structure and better position the Company for growth. In relation to discussions regarding our sportsbook, we are exploring with our long-term partner the potential benefits of ownership of the technology.” Mr. Menashe continued, “I look forward to discussing our results and business updates in greater detail after we release third quarter results on November 22.”

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s successful sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of growth and profitability of Super Group and expansion into new markets.

These forward-looking statements generally are identified by the words “expect,” “future,” “opportunity,” “may,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.